Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-212002 on Form S-8 of our reports dated February 21, 2014 (February 27, 2015 as to Note 3), relating to the financial statements and financial statement schedules of Abbott Laboratories and subsidiaries appearing in the Annual Report on Form 10-K of Abbott Laboratories for the year ended December 31, 2015 (which reports express an unqualified opinion and include an explanatory paragraph regarding the retrospective adjustment to reflect the developed markets branded generics pharmaceuticals and the animal health businesses as discontinued operations and the distribution of the shares of AbbVie Inc. to the Company’s shareholders).

/s/ Deloitte & Touche LLP

Chicago, Illinois
January 4, 2017